Conflict Minerals Report for Calendar Year 2014
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

1.    Introduction

Hanesbrands Inc. (“HanesBrands,” “we,” “us,” “our” or the “Company”) is a socially responsible manufacturer and marketer of leading everyday basic apparel under some of the world’s strongest apparel brands. We manufacture and contract to manufacture certain products that may contain columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, such as tantalum, tin and tungsten (collectively, “conflict minerals”).  For example, tin or tin derivatives are found in zippers, hooks, fasteners, grommets, bra underwires and other metal components. We are committed to sourcing materials from companies that share our values regarding human rights, ethics and environmental responsibility, and we seek to avoid the use of conflict minerals which directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or adjoining countries.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) require public companies, including HanesBrands, to provide certain disclosures about conflict minerals that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the company. This Conflict Minerals Report describes the measures we have taken to exercise due diligence on the source and chain of custody of the conflict minerals contained in our products manufactured during the 2014 calendar year (the “Reporting Period”). Therefore, in connection with this Conflict Minerals Report, the term “Completed Products” refers to products that we manufactured or contracted to be manufactured during the Reporting Period.

2.    Reasonable Country of Origin Inquiry

Our conflict minerals due diligence process began with a reasonable country of origin inquiry (“RCOI”) for all conflict minerals known to be contained in our Completed Products. To implement the RCOI, the companies that provide relevant parts, materials and finished goods directly to HanesBrands (our “first tier suppliers”), as well as those of our licensees, were engaged to collect information regarding the presence and sourcing of conflict minerals used in those products. Information was collected, stored and evaluated largely using an online platform provided by a third party vendor, Source Intelligence.
Our supplier engagement included some or all of the following steps:

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An introductory email was sent to all of our first tier suppliers and those of our licensees (hereinafter, collectively referred to as “suppliers”) describing our Conflict Minerals Compliance Program and requesting information concerning the presence of conflict minerals in the supplier’s products.

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Following that introductory email, Source Intelligence sent a subsequent email to suppliers containing registration information and a survey request link for the online data collection platform. In an effort to increase awareness of our Conflict Minerals Compliance Program, our suppliers were also introduced to the Source Intelligence Conflict Minerals Supplier Resource Center (https://conflictmineralresources.com) in this initial registration email. The Supplier Resource Center was provided as an educational tool to facilitate a deeper understanding of our Conflict Minerals Compliance Program, supporting regulation and frequently asked questions concerning conflict minerals tracing.

•	Up to seven additional reminder emails were sent to any non-responsive supplier from whom we requested survey completion.

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Suppliers who remained non-responsive to email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, providing further information about our Conflict Minerals Compliance Program, explaining why the information was being collected, explaining how the information would be used and clarifying how the needed information could be provided.

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If, after these efforts, a given supplier still did not provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach to these suppliers by Hanesbrands employees requesting their participation in our Conflict Minerals Compliance Program.

The RCOI utilized the Conflict Minerals Reporting Template (the “CMRT”) developed by the Conflict Free Sourcing Initiative (the “CFSI”) for data collection. Source Intelligence assisted in evaluating supplier responses for plausibility, consistency and gaps, both in terms of information on the products that were stated to contain or not contain necessary conflict minerals and information on the origin of those conflict minerals. Additional supplier contacts were conducted by Source Intelligence to address issues including implausible statements regarding the presence of conflict minerals, incomplete data on CMRTs, responses that did not identify smelters or refiners (“SORs”) and responses that indicated sourcing location without complete supporting information from the supply chain.

A total of 159 suppliers were contacted as part of our RCOI process. The response rate among these suppliers was 82%. Of these responding suppliers, 15% indicated that certain components they produce contain one or more conflict minerals.

Based on the results of our RCOI, which indicated that one or more of our product components contained conflict minerals that may have originated in the DRC or an adjoining country, we exercised continued due diligence on the source and chain of custody of those conflict minerals as further described below.

3.     Conflict Minerals Due Diligence

Our conflict minerals due diligence process is based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2d ed.) (2013) (the “OECD Guidance”). It is important to note that the OECD Guidance was written for both “upstream” companies (those between the mine and the SORs) and “downstream” companies (those entities between the SORs and the retailer/consumer). Because HanesBrands is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

Our due diligence measures included the following:

Establishing Strong Company Management Systems

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We have adopted a Conflict Minerals Policy, which details the standards by which our supply chain due diligence will be conducted. Our Conflict Minerals Policy is publicly available at www.HanesforGood.com.

•	We have assembled an internal team in our Corporate Social Responsibility group to support the appropriate supply chain due diligence.

•	We are working to establish a system of controls and transparency over our mineral supply chain through our work with Source Intelligence.

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We are implementing internal measures to strengthen our engagement with suppliers on these issues, including incorporating our Conflict Minerals Policy into contracts and/or agreements with relevant suppliers.

Identifying and Assessing Risk in Our Supply Chain

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Through our work with Source Intelligence, we are engaging with the SORs to obtain mine of origin information and to assess whether those SORs have carried out reasonable due diligence regarding their use of minerals from conflict-affected and high-risk areas.

Designing and Implementing a Strategy to Respond to Supply Chain Risks

•	We regularly report risk management findings to senior management.

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With the help of Source Intelligence, we are in the process of devising and refining a more formal risk management plan to assist us in evaluating supplier relationships and avoiding the use of conflict minerals which directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.

Carrying out Independent Third-Party Audits of Supply Chain Due Diligence

•	Companies at identified points in the supply chain will, as appropriate and required, have their due diligence practices audited by independent third parties.
Reporting on Supply Chain Due Diligence

•	We will report annually on our supply chain due diligence efforts, including posting our most recent Form SD and CMR at www.HanesforGood.com.

4.    Smelters or Refiners and Country of Origin of Conflict Minerals

We requested that our suppliers use the CMRT to identify the SORs used to produce any conflict minerals in their products and to identify the country of origin of the minerals. For those SORs that are known or thought to be sourcing from the DRC or an adjoining country, additional investigation was conducted by Source Intelligence to determine the source and chain of custody of the conflict minerals. Source Intelligence relies on the following internationally accepted audit standards to determine which SORs are considered to be “DRC conflict free”: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain of Custody Certification. If the SOR is not certified by these internationally recognized standards, Source Intelligence attempts to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, as well as whether there are any internal due diligence procedures in place or other processes the SOR takes to track the chain of custody of its mineral ores. Source Intelligence considers whether the SOR has a documented, effective and communicated conflict free sourcing policy, an accounting system to support a mass balance of materials processed and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. As many as three contact attempts are made by Source Intelligence to these SORs to gather information on mine country of origin and sourcing practices.

Based on these responses, we were able to verify the following list of SORs that were used to produce conflict minerals in our suppliers’ products. It should be noted that in many cases, the summarized SOR information provided to us by our suppliers was produced at a company or divisional level based on all of their products as a whole, rather than being limited to the specific products supplied to HanesBrands. As a result, we are unable to determine whether all of the SORs listed below were actually in our supply chain during the Reporting Period.

Gold
Asahi Pretec Corporation*
Chimet S.p.A.*
Nadir Metal Rafineri San. Ve Tic A.Ş.*
Heraeus Precious Metals GmbH & Co. KG*
Istanbul Gold Refinery*
LS-NIKKO Copper Inc.*
Metalor Technologies (Hong Kong) Ltd.*
Metalor Technologies SA*
Metalor USA Refining Corporation*
Mitsubishi Materials Corporation*
Nadir Metal Rafineri San. Ve Tic. A.Ş.*
Ohio Precious Metals, LLC*
Royal Canadian Mint*
Shandong Zhaojin Gold & Silver Refinery*
Tanaka Kikinzoku Kogyo K.K.*
Umicore Brasil Ltda*
Yunnan Copper Industry Co Ltd.

Tin
Alpha*
CNMC (Guangxi) PGMA Co. Ltd.
CV United Smelting*
Cooper Santa
Empresa Metallurgica Vinto*
Geijiu Non-Ferrous Metal Processing Co.*
Malaysia Smelting Corporation (MSC)*
Melt Metais e Ligas S/A*
Metallo Chimique*
Mineração Taboca S.A.*
Minsur*
Operaciones Metalurgical S.A.*
PT Koba Tin
PT Tambang Timah*
PT Timah (Persero), Tbk*
Thaisarco*
Yunnan Tin Company Limited*

Tungsten
None

Tantalum
None

*Denotes SORs that have received a “conflict free” designation from an independent third party audit program as of May 28, 2015.

We believe the countries of origin for the conflict minerals produced by these SORs to include Angola, Argentina, Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, the DRC¹, Ethiopia, France, Germany, Guinea, Guyana, India, Indonesia, Italy, Japan, Kazakhstan, Malaysia, Mexico, Morocco, Myanmar, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Portugal, Russia, Rwanda¹, Saudi Arabia, Singapore, South Africa, Spain, Suriname, Sweden, Switzerland, Taiwan, Thailand, Turkey, the United Arab Emirates, the United Kingdom, the United States of America and Uzbekistan.

5.    Continuing Efforts
We continue to evaluate our supplier relationships to ensure continued compliance with our Conflict Minerals Policy and mitigate the risk that the conflict minerals contained in our products benefit armed groups in the DRC or adjoining countries.  We are committed to continuously improving our supply chain due diligence efforts using the following measures:

•	Continuing to assess the presence of conflict minerals in our supply chain;

•	Clearly communicating expectations to our suppliers with regard to supplier performance, transparency and sourcing;

•	Increasing the response rate for our RCOI process;

•	Continuing to compare RCOI results to information collected through independent conflict free smelter validation programs such as the CFSI Conflict Free Smelter program; and

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Contacting smelters identified as a result of the RCOI process and requesting their participation in obtaining a “conflict free” designation from an industry program such as the CFSI Conflict Free Smelter program.

¹Each SOR that indicated that certain of its conflict minerals originated in the DRC or an adjoining country has received a “conflict free” designation from an independent third party audit program.